Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Receipt of Milestone Payment and Extension of Exclusive License Agreement for Virulizin®

- Agreement Expanded with Zor Pharmaceuticals to Include Central America -

TORONTO, CANADA, October 15, 2008 - Lorus Therapeutics Inc. (TSX: LOR, AMEX: LRP) (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has received a milestone payment of US$150,000 from Zor Pharmaceuticals LLC (“ZOR”), a subsidiary of Zoticon Bioventures Inc., as it has achieved the milestone of raising the first tranche in financing for the development of Virulizin®.  This will bring the total payment to Lorus to $250,000.

Lorus also announces that Central America has been added to the territories covered in the exclusive licensing agreement with Zor Pharmaceuticals.  Due to the extension of the agreement, Lorus will receive an additional US 2 million dollars upon achievement of specific developmental and sales milestones in addition to royalties on sales. The total potential milestone payment from the Virulizin Licensing agreement now exceeds US 12 million dollars.

“The receipt of the initial milestone payment from ZOR is evidence that the market is interested in the continued development of Virulizin®,” said Dr. Aiping Young, President & CEO of Lorus. “Not only is there a strong potential for Lorus to achieve significant revenues from this license agreement, it is a validation of the company’s dedication to the ongoing development of intellectual property - innovations within cancer treatment that Lorus will continue to bring to market from its various active research streams.”

About Virulizin®
Virulizin® is a novel biological response modifier (or immunotherapeutic agent) that stimulates the immune system through several mechanisms, including the activation of macrophages and the infiltration of natural killer cells into tumors. Virulizin® has demonstrated significant anticancer activity against a wide range of human cancers in preclinical studies, and has been tested in several clinical trials in solid tumor indications, including a Phase III clinical trial in combination with gemcitabine in locally advanced and metastatic pancreatic cancer. Lorus reported that the overall survival data in this Phase III study did not reach statistical significance, although exploratory analysis yielded promising results in specific patient populations including in patients with ECOG performance status of 0 or 1. Virulizin® has been granted orphan drug status and fast track status from the United States FDA and orphan designation from the Marketing Authorization Application with the European Medical Evaluation Agency (EMEA). Virulizin® is a registered trademark owned by Lorus Therapeutics Inc.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

About Zoticon
Zoticon is a privately held global drug development and healthcare investment firm with a portfolio of life-sciences-focused companies. Zoticon’s business model is to in-license novel therapeutics, and the formation of new biotechnology companies. For further information on Zoticon, please visit their website at www.zoticon.com.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to continue as a going concern, our ability to repay or refinance the convertible debentures by October 2009, the actual number of shares to be issued in the future as a result of warrant exercised; use of proceeds of the Rights Offering; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com

Media Contact:
Mansfield Communications Inc
Hugh Mansfield, 416-599-0024; hugh@mcipr.com